EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

							Historical
													Jostens
	Supplemental Combined Jostens Holdings
							Jostens and Jostens Holdings							Fiscal Year
Dollars in thousands	Successor Nine Months Ended October 2, 2004		Successor Two Months Ended September 27, 2004		Successor Five Months Ended January 2, 2004		Successor Nine Months Ended October 2, 2004		Successor Two Months Ended September 27, 2003		Successor Five Months Ended January 2, 2004		Predecessor Seven Months Ended July 29, 2003	2002	2001	2000	1999
Earnings
(Loss) income from continuing operations before income taxes	$(43,591)		$(44,597)		$(70,351)		$(36,622)		$(45,360)		$(55,476)		$11,750	$64,483	$45,115	$5,532	$75,704
Interest expense (excluding capitalized interest)	129,908		26,647		67,990		60,557		11,135		32,417		32,528	68,435	79,035	60,252	7,486
Portion of rent expense under long-term operating leases representative of an interest factor	2,342		405		1,127		1,067		229		576		799	1,312	1,164	1,121	1,483

Total (loss) earnings	$88,659		$(17,545)		$(1,234)		$25,002		$(33,996)		$(22,483)		$45,077	$134,230	$125,314	$66,905	$84,673

Fixed charges
Interest expense (including capitalized interest)	$129,908		$26,647		$67,990		$60,557		$11,135		$32,417		$32,528	$68,435	$79,035	$60,252	$7,887
Portion of rent expense under long-term operating leases representative of an interest factor	2,342		405		1,127		1,067		229		576		799	1,312	1,164	1,121	1,483

Total fixed charges	$132,250		$27,052		$69,117		$61,624		$11,364		$32,993		$33,327	$69,747	$80,199	$61,373	$9,370

Ratio of earnings to fixed charges	0.7	1	(0.6	)2	(0.0	)3	0.4	4	(3.0	)5	(0.7	)6	1.4	1.9	1.6	1.1	9.0

Earnings did not cover fixed charges by $43.6 million.

Earnings did not cover fixed charges by $44.6 million.

3
Earnings did not cover fixed charges by $70.4 million.

4
Earnings did not cover fixed charges by $36.6 million.

5
Earnings did not cover fixed charges by $45.4 million.

Earnings did not cover fixed charges by $55.5 million.